UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BRICKELL BIOTECH, INC.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

10802T105

(CUSIP Number)

Robert B. Brown

c/o Brickell Biotech, Inc.

5777 Central Avenue, Suite 102

Boulder, CO 80301

 Tel. (720) 565-4755

with copies to:

Anna T. Pinedo
Mayer Brown LLP
1221 Avenue of the Americas
New York, NY 10020
Tel. (212) 506-2275
Fax (212) 849-5767

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

August 31, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 10802T105

1	NAME OF REPORTING PERSON. Palisade Concentrated Equity Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 950,905 shares
	8	SHARED VOTING POWER 1,013,232 shares
	9	SOLE DISPOSITIVE POWER 950,905 shares
	10	SHARED DISPOSITIVE POWER 1,013,232 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,013,232 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.0%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1) Based on a total of 7,810,773 shares of the Issuer’s common stock outstanding as of August 31, 2019

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CUSIP No. 10802T105

1	NAME OF REPORTING PERSON. Palisade Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,781 shares
	8	SHARED VOTING POWER 1,013,232 shares
	9	SOLE DISPOSITIVE POWER 51,781 shares
	10	SHARED DISPOSITIVE POWER 1,013,232 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,013,232 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.0%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1) Based on a total of 7,810,773 shares of the Issuer’s common stock outstanding as of August 31, 2019

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CUSIP No. 10802T105

1	NAME OF REPORTING PERSON. Dennison T. Veru
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,546 shares
	8	SHARED VOTING POWER 1,013,232 shares
	9	SOLE DISPOSITIVE POWER 10,546 shares
	10	SHARED DISPOSITIVE POWER 1,013,232 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,013,232 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.0%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Based on a total of 7,810,773 shares of the Issuer’s common stock outstanding as of August 31, 2019

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CUSIP No. 10802T105

1	NAME OF REPORTING PERSON. Palisade Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,013,232 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,013,232 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,013,232 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 13.0%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1) Based on a total of 7,810,773 shares of the Issuer’s common stock outstanding as of August 31, 2019

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CONTINUATION PAGES TO SCHEDULE 13D

This Schedule 13D is being filed by Palisade Concentrated Equity Partnership II, L.P. (“Palisade”), Palisade Capital Advisors, LLC, Dennison T. Veru and Palisade Capital Management, LLC (collectively, the “Reporting Persons”) to report the acquisition of common stock, par value $0.01 (the “Common Stock”), of Brickell Biotech, Inc. (the “Issuer”). As a result of Palisade’s relationships with the other Reporting Persons, it is possible that Palisade may be deemed a member of a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with such other Reporting Persons. Palisade is making this filing as a precautionary matter and this filing shall not be deemed an admission that Palisade is a member of a group or is subject to the reporting requirements of Section 13 of the Exchange Act.

Item 1	Security and Issuer

This Schedule 13D relates to the Common Stock of the Issuer. The address of the Issuer’s principal executive office is 5777 Central Avenue, Suite 102, Boulder, CO 80301.

Item 2	Identity and Background

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/Citizenship
Palisade Concentrated Equity Partnership II, L.P.	One Bridge Plaza, Suite 695 Fort Lee, NJ 07024	Investment Limited Partnership	Delaware

Palisade Capital Advisors, LLC	One Bridge Plaza, Suite 695 Fort Lee, NJ 07024	Investment Limited Liability Company	Delaware

Dennison T. Veru	One Bridge Plaza, Suite 695 Fort Lee, NJ 07024	Chief Investment Officer of Palisade Capital Management, L.L.C.	United States

Palisade Capital Management, L.L.C.	One Bridge Plaza, Suite 695 Fort Lee, NJ 07024	Investment Limited Liability Company	New Jersey

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.1 hereto.

None of the Reporting Persons, or to the knowledge of the Reporting Persons, any person listed on Annex A hereto, has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Palisade's management consists of a sole general partner, Palisade Concentrated Holdings II, LLC ("Palisade Holdings"). As investment manager of Palisade, Palisade Capital Management, L.L.C. has control over Palisade. Please see Annex A for information regarding the directors and executive officers of Palisade Capital Management, L.L.C.

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Item 3.	Source and Amount of Funds or Other Considerations

On August 31, 2019, the Delaware corporation formerly known as “Vical Incorporated” completed a merger transaction in accordance with the terms and conditions of the Agreement and Plan of Merger and Reorganization, dated as of June 2, 2019, as amended by Amendment No. 1 to Agreement and Plan of Merger and Reorganization, dated August 20, 2019, and as further amended on August 30, 2019 (the “Merger Agreement”), by and among Vical Incorporated (“Vical”), Brickell Biotech, Inc. (“Brickell”) and Victory Subsidiary, Inc., a wholly-owned subsidiary of Vical (“Merger Sub”), pursuant to which Merger Sub merged with and into Brickell, with Brickell surviving the merger as a wholly-owned subsidiary of Vical (the “Merger”). Additionally, on August 31, 2019, immediately after the completion of the Merger, the Company changed its name from “Vical Incorporated” to “Brickell Biotech, Inc.” On August 31, 2019, in connection with, and prior to the consummation of the Merger, Vical effected a reverse stock split of its common stock, par value $0.01 per share (“Common Stock”), at a ratio of 1-for-7 (the “Reverse Stock Split”).

Immediately following the consummation of the Merger, there were 7,810,773 shares of Common Stock issued and outstanding. The Merger resulted in the Reporting Persons holding an aggregate of 1,013,232 shares of Common Stock as of August 31, 2019.

The Reporting Persons acquired their Common Shares solely for investment purposes.

Item 4.	Purpose of Transaction

In March 2019, Brickell entered into a Note and Warrant Purchase Agreement and issued convertible promissory notes to Mr. Veru, exercisable into Common Stock for a term of five years at an exercise price of $10.36, or, upon the occurrence of certain events. Immediately following the consummation of the Merger, Mr. Veru held warrants underlying 3,316 shares of Common Stock and options to purchase additional shares of Common Stock.

Merger

The information provided in the first paragraph of Item 3 is hereby incorporated by reference herein.

Director Designation

As of August 31, 2019, pursuant to the Merger Agreement, after the consummation of the Merger, the Issuer’s board of directors consists of seven members, one of which is Dennison T. Veru.

Restrictions on Transfers

The Company’s officers, directors and certain other stockholders, including Palisade, entered into lock-up agreements (the “Lock-Up Agreement”), dated June 2, 2019, pursuant to which the parties agreed not to, except in limited circumstance, transfer of dispose of, any shares of Common Stock of any securities convertible into, or exercisable or exchangeable for, shares of Common Stock for a period of 180 days after the closing of the Merger.

General

The foregoing descriptions of the Merger Agreement and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the restrictions in the Lock-Up Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

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Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5	Interest in Securities of the Issuer

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of common stock are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

Each of Palisade Capital Advisors, LLC, Mr. Veru and Palisade Capital Management, LLC may be deemed to share voting and investment power over the shares directly owned by Palisade because (i) Mr. Veru controls Palisade, Palisade Capital Advisors, LLC and Palisade Capital Management, LLC and (ii) Palisade Capital Advisors, LLC is an entity owned by Palisade Capital Management, LLC, the investment adviser to Palisade.

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions with respect to the Common Shares of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3 and 4 is hereby incorporated by reference herein. Except as set forth in Items 3 and 4 of this Schedule 13D and as set forth in this Item 6, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any other person with respect to any securities of the Issuer.

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Item 7	Materials to Be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement

99.2	Agreement and Plan of Merger and Reorganization, dated as of June 2, 2019 (incorporated by reference from Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on June 3, 2019)

99.3	Amendment No. 1 to Agreement and Plan of Merger and Reorganization, dated August 21, 2019, and as further amended on August 30, 2019 (incorporated by reference from Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on August 21, 2019)

99.4	Form of Lock-Up Agreement (incorporated by reference from Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on June 3, 2019)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 13, 2019

PALISADE CONCENTRATED EQUITY	/s/ Dennison T. Veru
PARTNERSHIP II, L.P.	Dennison T. Veru

PALISADE CAPITAL ADVISORS, LLC	/s/ Dennison T. Veru
Dennison T. Veru

DENNISON T. VERU	/s/ Dennison T. Veru
Dennison T. Veru

PALISADE CAPITAL MANAGEMENT, L.L.C.	/s/ Dennison T. Veru
Dennison T. Veru

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Annex A

Directors and Officers of Palisade Capital Management, L.L.C.

Name	Principal Business/ Occupation

Alison A. Berman	Co-Chairman of the Board of Directors, President & Chief Executive Officer

Steven E. Berman	Vice Chairman of the Board of Directors

Jack Feiler	Vice Chairman of the Board of Directors

Michael Feiler	Director, Managing Director of Private Wealth Management

Bradley R. Goldman	General Counsel & Chief Compliance Officer

Jeffrey D. Serkes	Director, Senior Advisor

Beata Tannuzzo	Chief Financial Officer

Dennison T. Veru	Chief Investment Officer & Co-Chairman

The address for each director and officer is One Bridge Plaza, Suite 695, Fort Lee, NJ 07024

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